Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
EnerSys
Computation of Ratio of Earnings to Fixed Charges
The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended March 31, 2014:

	Fiscal year ended March 31,
	2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Income before provision for income taxes	$163,747	$230,233	$191,259	$151,444	$87,255
Plus: fixed charges	29,792	29,977	27,821	32,679	32,573

Total	$193,539	$260,210	$219,080	$184,123	$119,828

Fixed charges:
Interest expense including capitalized interest	$18,151	$18,947	$17,281	$23,330	$23,587
Interest within rental expense	11,641	11,030	10,540	9,349	8,986

Total	$29,792	$29,977	$27,821	$32,679	$32,573

Ratio of earnings to fixed charges	6.50	8.68	7.87	5.63	3.68
NOTE: These ratios include EnerSys and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from operations before income taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, including non-cash interest accreted on Convertible Notes of $7,615, $7,001, $6,436, $5,917 and $5,439, respectively, for fiscal 2014 through fiscal 2010, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) portion of operating lease rental expense considered to be representative of the interest factor. Interest related to uncertain tax positions is included in the tax provision in the Company’s Consolidated Statements of Income and is excluded from the computation of fixed charges.